FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report Of Foreign Private Issuer

                 Pursuant to Rule 13a-16 or 15d-16 under the
                       Securities Exchange Act of 1934


For the period ending May 25, 2011
Commission File Number:  0-28542

                           ICTS International N.V.
                           -----------------------
               (Translation of registrant's name into English)

              Biesbosch 225, 1181 JC Amstelveen, The Netherlands
              --------------------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X                         Form 40-F
                            -----                                 -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                              Yes      No   X
                                 -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
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Item 1.01   Entry Into a Material Definitive Agreement

      On May 24, 2011 the Company's indirect subsidiary, Huntleigh USA Corp. ("Huntleigh") entered into a services agreement with Leverage G&A Services, LLC, ("G&A") pursuant to which G&A will perform certain back-office functions for Huntleigh, the back-office functions include payroll services, billing services, accounts receivable administration, accounts payable administration and certain accounting functions among others.

      For these services G&A will receive a fee of no less than $375,000 per year, payable on a monthly basis, plus reimbursement for certain employee and other expenses. In addition, G&A will receive annually, fifty percent (50%) of all savings in excess of $750,000 per year which are generated as a result of G&A's efforts. The agreement is for an initial two year term with an option to renew for an additional term. As part of the transaction, Huntleigh will move its offices to the Irving, Texas area.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

      On May 25, 2011 Huntleigh entered into a Loan and Security Agreement with NewStar Business Credit, LLC ("NewStar") pursuant to which NewStar will provide a line of credit to Huntleigh for two years. As part of the transaction, Huntleigh will satisfy all of its obligations under its current line of credit agreement with Bank of America. The new line of credit will be provided based on a formula which takes into consideration the Company's receivables (billed and unbilled), and certain other assets. Huntleigh will be required to meet certain covenants under the agreement. The Huntleigh obligations will be guaranteed by Huntleigh's parent - ICTS USA, Inc., and ICTS USA, Inc. has pledged the stock of Huntleigh to NewStar. All of Huntleigh's current assets and assets to be acquired in the future, will secure the new line of credit.

Item 9.01   Financial Statements and Exhibits

      (d)   Exhibits

            1. Services Agreement dated May 25 2011 between Huntleigh USA Corp and Leverage G&A Services, LLC;

            2. Loan and Security Agreement by and among Huntleigh USA Corporation and NewStar Business Credit, LLC dated as of May 25, 2011; and

            3. Guarantee Agreement by ICTS USA, Inc in favor of NewStar Business Credit, LLC.

            4. Pledge Agreement by ICTS USA, Inc in favor of NewStar Business Credit, LLC.

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ICTS INTERNATIONAL N.V.

                                      By: /s/ Raanan Nir
                                          -----------------------------
                                          Raanan Nir, Managing Director

Dated: May  25, 2011